UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of March, 2014

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on March 25, 2014: Jacada Reports 2013 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	March 25, 2014

Jacada Reports 2013 Financial Results

Jacada completes a turnaround with net income of $118,000, a 45% increase in revenues and an increase in cash and marketable securities

ATLANTA & HERZLIYA, Israel--(BUSINESS WIRE)--March 25, 2014--Jacada Ltd., (NASDAQ: JCDAF) a leading global provider of customer engagement technology designed to simplify customer interactions and drive efficiency across all customer touch points, today reported financial results for the year ended December 31, 2013.

Financial Highlights

  Net income of $118,000 compared to a net loss of $6.4 million in 2012
  Software license revenues reflect a 164% increase over 2012 software license revenues
  Total revenues increased 45% to $15.6 million, compared to $10.8 million in 2012
  Cash and marketable securities were $10.4 million as of December 31, 2013, a $400,000 increase from $10.0 million at December 31, 2012

Recent Business Highlights

  Announced that Jacada has been chosen by a leading aerospace and defense technology company to deliver an Agent Desktop Customer Support solutions for its contact center operations. The Jacada solution will include Jacada Workspace Agent Desktop, Jacada Integration & Automation, Jacada HostFuse, and Jacada Interface Server to provide a unified desktop that ties together the company’s CICS mainframe and multiple desktop applications (web and thick client) to provide a complete customer service solution.
  Announced that Jacada will be working with priceline.com, a leader in global online travel reservations, to provide call center scripting technologies for priceline.com’s customer service agents.
  Jacada’s customer service solutions, including Agent Scripting, Unified Desktop and Visual IVR were accepted into the Avaya Strategic Partners Program. This program enables the North American and EMEA Avaya sales team and distribution partners to sell the aforementioned Jacada products.
  Jacada partnered with Vocantas to bring Visual IVR capabilities to the Vocantas suite of products, including Vocantas’ Scaller solution for colleges and universities and Vocantas’ Utilities OnCall solution for utility companies.

“We are proud to report such a remarkable improvement in our financial results,” commented Caroline Cronin, chief financial officer of Jacada. “We achieved a turnaround in all of the leading indicators, including strong revenue growth and an increase in cash and marketable securities. Revenue growth coupled with improved margins, reduced operating expenses, gains on the sale of certain marketable securities and an income tax benefit allowed us to report net income for the first time since the ‘Great Recession’.”

“Today, consumers demand a ‘smart’ experience when engaging with their service providers that is as easy and intuitive as using the apps on their Smart Phones. This is driving a fundamental change in how companies interact and design the experience for their consumers that is visually engaging and personalized," said Guy Yair, co-chief executive officer of Jacada. “Jacada is leading the industry towards visual customer engagement with our novel Visual IVR solution that quickly enables companies to engage their customers when and where they demand, all while answering the questions and selling more efficiently than ever before.”

Financial Results

Total revenues were $15.6 million compared to $10.8 million in 2012. Software revenues for 2013 were $2.9 million compared to $1.1 million during 2012. Services revenues were $8.9 million in 2013 and $6.9 million in 2012. Maintenance revenues were $3.7 million and $2.8 million in 2013 and 2012, respectively.

Gross margins were 62% and 38% of total revenues during 2013 and 2012, respectively. Operating expenses for 2013 were $10.4 million, compared to $11.3 million in 2012. Financial income, net, was $473,000 and $856,000 in 2013 and 2012, respectively. During 2013, the company had an income tax benefit of $382,000, while in 2012, the company had income tax expense of $55,000.

Net income for 2013 was $118,000 or $0.03 per share compared to a net loss of $6.4 million or ($1.55) per share in 2012.

About Jacada

Jacada solutions improve an organization’s customer experiences and reduce their operational costs. Jacada enables them to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, simplified agent desktops, and process optimization products. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. For more information, please visit www.Jacada.com. To view a product demonstration video, click here.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012
Revenues:
Software licenses	$2,930	$1,111
Services	8,948	6,867
Maintenance	3,748	2,789

Total revenues	15,626	10,767

Cost of revenues:
Software licenses	170	62
Services	5,417	6,018
Maintenance	353	629

Total cost of revenues	5,940	6,709

Gross profit	9,686	4,058

Operating expenses:
Research and development	2,918	3,541
Sales and marketing	4,398	4,787
General and administrative	3,107	2,975

Total operating expenses	10,423	11,303

Operating loss	(737)	(7,245)
Financial income, net	473	856

Loss before taxes	(264)	(6,389)
Income tax benefit (expense)	382	(55)

Net income (loss)	$118	$(6,444)

Basic net earnings (loss) per share	$0.03	$(1.55)

Diluted net earnings (loss) per share	$0.03	$(1.55)
Weighted average number of shares used in computing basic net income (loss) per share	4,159,134	4,159,134
Weighted average number of shares used in computing diluted net income (loss) per share	4,166,033	4,159,134

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,732	$3,687
Marketable securities	3,000	-
Trade receivables	2,700	1,710
Restricted cash	497	503
Deferred taxes	184	-
Other current assets	864	714
Total current assets	10,977	6,614

LONG-TERM INVESTMENTS:
Marketable securities	3,147	5,839
Severance pay fund	137	149
Total long-term investments	3,284	5,988

PROPERTY AND EQUIPMENT, NET	439	560

Total assets	$14,700	$13,213

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,208	$1,008
Deferred revenues	1,989	2,332
Accrued expenses and other liabilities	1,639	1,603
Total current liabilities	4,836	4,943

LONG-TERM LIABILITIES:
Deferred revenues	526	-
Deferred taxes	113	-
Accrued severance pay	354	359
Other liabilities	128	168
Total long-term liabilities	1,121	527

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,955	75,860
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive income	2,069	1,282
Accumulated deficit	(51,478)	(51,596)
Total shareholders' equity	8,743	7,743

Total liabilities and shareholders’ equity	$14,700	$13,213

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2012
Cash flows from operating activities:

Net income (loss)	$118	$(6,444)

Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	241	351
Stock-based compensation	95	(2)
Gain on sale of marketable securities	(326)	(689)
Accrued severance pay, net	7	6
Increase in deferred taxes, net	(345)	-
Decrease (increase) in trade receivables, net	(984)	698
Decrease (increase) in other current assets	(138)	142
Increase (decrease) in trade payables	193	(600)
Increase in deferred revenues	160	1,591
Increase in accrued expenses and other liabilities	32	173
Decrease in other long-term liabilities	(40)	-
Other	6	10
Net cash used in operating activities	(981)	(4,764)

Cash flows from investing activities:

Proceeds from sale of available-for-sale marketable securities	1,111	5,590
Decrease (increase) in restricted cash	6	(16)
Proceeds from sale of property and equipment	-	1
Purchase of property and equipment	(127)	(81)
Net cash provided by investing activities	990	5,494

Effect of exchange rate changes on cash	36	13

Increase in cash and cash equivalents	45	743
Cash and cash equivalents at the beginning of the period	3,687	2,944

Cash and cash equivalents at the end of the period	$3,732	$3,687

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Comprehensive Income
Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable securities classified as available-for-sale, and net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges.

The following table presents the components of comprehensive income, net of taxes, for 2013 and 2012 (in thousands):

	Year ended December 31,
	2013	2012

Net Income (loss)	$118	$(6,444)
Other comprehensive income:
Change in unrecognized gains/losses on derivative instruments	(39)	166
Change in foreign currency translation	8	111
Change in unrealized gains/losses on marketable securities	1,418	7
Gain on sale of marketable securities	(326)	(689)
Income Tax related to other comprehensive income	(274)	-
Total comprehensive income (loss)	$905	$(6,103)

The following table shows the components of Accumulated Other Comprehensive Income, net of taxes, as of December 31, 2013 and December 31 2012 (in thousands):

	Year ended December 31,
	2013	2012

Net unrealized gains/losses on marketable securities	$2,127	$1,035
Net unrecognized gains/losses on derivative instruments	49	88
Cumulative foreign currency translation	167	159
Income Tax related to other comprehensive income	(274)	-
Total comprehensive income	$2,069	$1,282

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com
or
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com